SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
A Publicly Held Company
CNPJ/MF no 33.000.167/0001 -01
NIRE no 33300032061

NOTICE OF SHAREHOLDERS’ MEETING

1. The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS hereby gives notice to Shareholders that the Ordinary and Extraordinary Meeting will be held on April 4, 2008 at 3:00 p.m. in the auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor in the City and State of Rio de Janeiro for the purpose of deliberating on the following matters:

Ordinary General Meeting

I. Management Report, Financial Statements and Audit Committee’s Opinion for the fiscal year 2007;

II. Capital Expenditure Budget for the fiscal year 2008;

III. Distribution of results for the fiscal year 2007;

IV. Election of members of the Board of Directors;

V. Election of Chairman of the Board of Directors;

VI. Election of members of the Audit Board and their respective substitutes;

VII. Establishment of the compensation of management and effective members of the Audit Committee, as well as their participation in the profits pursuant to Articles 41 and 56 of the Company’s Bylaws.

Extraordinary General Meeting

1. Increase in the Capital Stock through the incorporation of part of the revenue reserves constituted in previous fiscal years amounting to R$ 26.323 million, increasing the capital stock from R$ 52.644 million to R$ 78.967 million without any change to the number of issued shares pursuant to Article 40, Item III, of the Company's Bylaws, and the consequent modification on article 4º of mentioned Company’s Bylaws.

2. The minimum percentage of the voting capital necessary to apply for multiple voting rights for the purpose of electing members of the Board of Directors at the Ordinary General Meeting is 5% (five per cent) of the voting capital pursuant to CVM Instruction 282 of June 26 1998. Application for exercising multiple voting rights must be made in terms established in §1º of article 141 of Law 6.404 of December 15, 1976.

3. The shareholders, who are holders of preferred shares, with rights that shall make them eligible at the Ordinary General Meeting to elect, via a separate vote, a representative of this class of shareholders as a members of the Board of Directors, must represent at least 10% (ten per cent) of the capital stock, as well as prove uninterrupted ownership of the share ownership since December 31 2006.

4. The Shareholder wishing to be represented at the aforesaid Meetings must comply with the provisions of Article 126, Paragraph 1 of the Joint Stock Corporation Law and Article 13 of the Company’s Bylaws, presenting at the meeting, or, preferably by delivering, the appropriate proxy document containing specific powers to room 2202-A (Shareholder Support Services) at the Company’s Head Office until 5:00 p.m. on April 2, 2008.

Rio de Janeiro, March 3, 2008.

Dilma Vana Rousseff
President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 06, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.